Exhibit 4.50

SIXTH AMENDMENT TO LEASE AGREEMENT

The Sixth Amendment (the “Amendment”) is entered into as of February 15, 2006 (the “Effective Date”), between UTAH STATE RETIREMENT INVESTMENT FUND, an independent agency of the State of Utah (as “Landlord”) and TRINTECH TECHNOLOGIES, LIMITED, a limited liability company organized under the laws of the Republic of Ireland (as “Tenant”), for the purpose of amending the Lease Agreement between Landlord and Tenant, dated July 15, 1991 (the “Original Lease”) and amended July 15, 1996, January 24, 1997, October 1, 1997 and June 27, 1998, assigned September 7, 1999, amended November 15, 1999 and assigned November 30, 2000 covering space in the building known as The Madison and located at 15851 Dallas Parkway, Addison, Texas 75001. The Original Lease, as amended, is herein called the “Lease”. Unless otherwise specified, all capitalized terms used herein shall have the meanings assigned to them in the Original Lease.

RECITALS

Tenant is currently in Suites 855 and 940 in the Building under the Lease which contains 13,201 and 8,745 square feet of rentable area (RSF) respectively. Tenant desires to expand the Leased Premises and extend the Term and Landlord has agreed to such expansion and extension on the terms and conditions contained herein.

AGREEMENTS

For valuable consideration, whose receipt and sufficiency are acknowledged, Landlord and Tenant agree as follows:

1.	Rentable Square Footage of Building. Landlord and Tenant agree that effective August 1, 2006, the rentable area in the Building shall be 288,920 rentable square feet due to re-measurement of the Building by Staffelbach Design in January 2000.

2.	Leased Premises. Landlord and Tenant agree that as of the date of this Sixth Amendment to Lease Agreement, the Leased Premises are comprised of 13,201 RSF in Suite 855 and 8,745 RSF in Suite 940 for a total of 21,946 RSF.

Effective on the Expansion Commencement Date (as herein defined), Suite 855 shall be reduced from 13,201 RSF to 11,904 RSF and Suite 940 shall be expanded from 8,745 RSF to 22,549 RSF for a new total of 34,453 RSF. See Exhibit A attached hereto.

The term “Expansion Commencement Date” shall mean the date that all of the Leasehold Improvements as described in Exhibit B attached hereto, are Substantially Complete and Landlord delivers a valid certificate of occupancy to Tenant. Substantially Complete as used herein shall mean that the Leasehold Improvements have been constructed in accordance with Exhibit B, excluding punch list items, and the Leasehold Improvements have passed final inspection by the City of Addison.

3.	Term. Landlord and Tenant agree that the Term, as defined in Section 2 of the Fifth Amendment to Lease Agreement dated November 15, 1999 and subsequent Tenant Acceptance of Premises Agreement dated February 15, 2005, is extended from October 14, 2006 until 5:00 p.m., Central Standard time on January 31, 2014 on the terms and conditions of the Lease, as modified hereby.

4.	Base Rent. Landlord and Tenant agree that effective August 1, 2006, the Base Rent shall be as follows:

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.

Please Initial

Landlord	Tenant

Dates	Suite 855 11,904 RSF	Suite 940 22,549 RSF	Total Base Rent
August 1, 2006 - October 31, 2006	Waived	Waived	Waived
November 1, 2006 - July 31, 2007	$18,352.00 / mo.	$34,763.04 / mo.	$53,115.04 / mo.
August 1, 2007 - July 31, 2008	$19,344.00 / mo.	$36,642.13 / mo.	$55,986.13 / mo.
August 1, 2008 - July 31, 2009	$19,840.00 / mo.	$37,581.67 / mo.	$57,421.67 / mo.
August 1, 2009 - July 31, 2011	$20,832.00 / mo.	$39,460.75 / mo.	$60,292.75 / mo.
August 1, 2011 - July 31, 2012	$21,824.00 / mo.	$41,339.83 / mo.	$63,163.83 / mo.
August 1, 2012 - January 31, 2014	$22,816.00 / mo.	$43,218.92 / mo.	$66,034.92 / mo.

The Base Rent set forth in this Section 4 is a negotiated figure and shall govern whether or not the actual gross rentable square footage of the Leased Premises is the same as set forth in Section 2 above or changes pursuant to the standards set in the definition of Net Rentable Area. Tenant shall have no right to withhold, deduct or offset any amount of the monthly Base Rent or any other sum due hereunder even if the actual gross rentable square footage of the Leased Premises is less than that set forth in Section 2 above or changes pursuant to the standards set forth in the definition of Net Rentable Area.

Notwithstanding the foregoing, in the event the Leasehold Improvements are not Substantially Complete by August 1, 2006 and the failure to complete the Leasehold Improvements is not a result of Tenant’s actions or failure to act, then Tenant agrees to continue paying a Base Rent of $ 44,806.42 / month until the Leasehold Improvements are Substantially Complete and the Expansion Commencement Date takes effect. Tenant agrees to relocate into the new Leased Premises upon the Expansion Commencement Date and return the vacated space on the eighth (8th) floor to Landlord in a clean condition, normal wear and tear accepted.

5.	Leasehold Improvements. See Exhibit B attached hereto.

6.	Tenant’s Proportionate Share. Landlord and Tenant agree that effective August 1, 2006, Tenant’s Proportionate Share shall change from 7.884% to 11.9248%.

7.	Base Operating Expenses Rate. Landlord and Tenant agree that effective August 1, 2006, Tenant’s Base Operating Expenses Rate shall change to reflect the actual operating expenses for calendar year 2006. Notwithstanding anything contained herein to the contrary, in no event shall the Controllable Expenses (hereinafter defined) that constitute a portion of the Operating Expenses increase by more than seven percent (7%) per annum over the previous calendar year. As used herein, “Controllable Expenses” shall mean those expenses determined by and within the exclusive control of Landlord and shall include all Operating Expenses enumerated in Paragraph 14 A of the Office Lease Agreement dated July 15, 1991 except those set forth in Paragraph 14 (iii), (iv), (v) and (viii).

8.	First Right of Refusal. See Exhibit C attached hereto.

9.	Renewal Option. See Exhibit D attached hereto.

10.	Parking. Landlord and Tenant agree that effective August 1, 2006, Tenant may utilize up to one hundred thirty nine (139) nonreserved parking spaces in the attached multi-tenant parking structure at no charge.

Of the total number of spaces allocated, Tenant may lease up to one (1) reserved space for every 2,000 RSF of the Leased Premises for a monthly fee of $75.00 per reserved space.

11.	Signage Agreement. See Exhibit E attached hereto.

12.	Additional Provisions.

A. In addition to the provisions of Section 8 of the Office Lease Agreement dated July 15, 1991, Landlord will provide written notice to Tenant within ninety (90) days of

Please Initial

Landlord	Tenant

the casualty notifying Tenant as to how long, in Landlord’s reasonable opinion, it will take to restore the Project or Leased Premises to an economically viable, quality office building. If in Landlord’s reasonable opinion it will take more than two hundred forty (240) days to restore the Project or Leased Premises to an economically viable, quality office building, Tenant may terminate the Lease by providing written notice to Landlord of intent to terminate within fifteen (15) days following Tenant’s receipt of Landlord’s written notice setting forth the time needed to restore the Project or Leased Premises.

B. Section 11 of the Office Lease Agreement dated July 15, 1991 is hereby amended to provide Tenant with the right, without the prior written consent of Landlord, to make non-structural, cosmetic alterations with an aggregate cost of less than Ten Thousand Dollars ($10,000.00) provided that Tenant notifies Landlord at least fourteen (14) business days in advance of the nature and extent of such proposed alterations and provided further that any such alterations shall be made in a good and workmanlike manner and shall be made in accordance with the terms and conditions of this Lease and shall not affect any areas of the Building or the Project, other than the Leased Premises. Landlord must notify Tenant, in writing, within the following fourteen (14) business day period following notification from Tenant, if Landlord will require Tenant to remove the proposed alteration or improvement prior to the expiration of the Lease.

C. Section 12 of the Office Lease Agreement dated July 15, 1991 is hereby amended such that Tenant shall not effect or suffer any Transfer (herein defined) without the prior written consent of Landlord, which shall not be unreasonably withheld or denied. Any attempted Transfer without such consent shall be void. If Tenant desires to effect a Transfer, it shall deliver to Landlord written notice thereof in advance of the date on which Tenant proposes to make the Transfer, together with all the terms of the proposed Transfer and the identity of the proposed Transferee (herein defined). Landlord shall have thirty (30) days following receipt of the notice and information within which to notify Tenant in writing whether Landlord elects (a) to refuse to consent to the Transfer and to terminate this Lease as to the space proposed to be Transferred as of the date so specified by Tenant, in which event Tenant will be relieved of all further obligations hereunder as to such space. (b) to refuse to consent to the Transfer and to continue this Lease in full force as to the entire Leased Premises or (c) to permit Tenant to effect the proposed Transfer. If Landlord fails to notify Tenant of its election within said thirty (30) day period, Landlord shall be deemed to have elected option (b). The consent by Landlord to a particular Transfer shall not be deemed consent to any other Transfer. If a Transfer occurs without the prior written consent of Landlord as provided herein, Landlord may nevertheless collect rent from the Transferee and apply the net amount collected to the Rent payable hereunder, but such collection and application shall not constitute a waiver of the provisions hereof or a release of Tenant from the further performance of its obligations hereunder.

Transfer shall mean (a) an assignment (direct or indirect, absolute or conditioned, by operation of law or otherwise) by Tenant of all or any portion of Tenant’s interest in this Lease or the leasehold estate created hereby, (b) a sublease of all or any portion of the Leased Premises or (c) the grant or conveyance by Tenant of any concession or license within the Leased Premises. If Tenant is a corporation, then any transfer of this Lease by merger, consolidation or dissolution, or by any change in ownership or power to vote a majority of the voting stock (being the shares of stock regularly entitled to vote for the election of directors) in Tenant outstanding at the time of execution of this Lease shall constitute a Transfer. Notwithstanding anything contained in Section 12 of the Lease, or this definition of “Transfer” to the contrary, Tenant shall have the right upon ten (10) days prior written notice to Landlord, to consummate a Transfer to an Affiliate or to transfer a significant portion of the stock of Tenant to the public, pursuant to a “public offering” complying with the rules and regulations of the applicable government authorities. As used herein, the term “Affiliate” means any person or entity that directly or indirectly Controls, is Controlled by, or is under Common Control with, the entity in question; and the term “Control” means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity. If Tenant is a partnership having one or more

Please Initial

Landlord	Tenant

corporations as general partners, the preceding sentence shall apply to each corporation as if the corporation alone had been the Tenant hereunder. If Tenant is a general or limited partnership, joint venture or other form of association, the transfer of a majority of the ownership interests therein shall constitute a Transfer. “Transferee” shall mean the assignee, sublessee, pledge, concessionee, licensee or other transferee of all or any portion of Tenant’s interest in this Lease, the leasehold estate created hereby or the Leased Premises.

D. Section 18 A(1) of the Office Lease Agreement dated July 15, 1991 is hereby amended such that Tenant’s failure or refusal to pay rental or other payments due hereunder, and the continuance of such failure for a period of three (3) days after written notice from Landlord to Tenant specifying the failure; provided, however Landlord shall not be required to give Tenant more than one (1) such notice during any one (1) calendar year.

E. Tenant shall have seven (7) days after receipt of written request from Landlord to deliver any such certification required under Section 32 R.

F. Notwithstanding anything in the Lease to the contrary, HVAC and lighting utilized at times other than building standard hours will be furnished only upon the request of Tenant, provided that Tenant shall pay to Landlord the actual costs of such additional services monthly, upon receipt of the invoice, the sum of which shall equal the amount charged to Landlord by the applicable utilities authority plus a $20.00 monthly service charge for such metering recording device.

13.	Ratification. Landlord and Tenant hereby ratify and confirm their obligation under the Lease, and represent and warrant to each other that they have no defenses thereto.

14.	Binding Effect; Governing Law. Except as modified hereby, the Lease shall remain in full force and effect and this Amendment shall be binding upon Landlord and Tenant and their respective successors and assigns. This Amendment shall be governed by Texas law.

Executed as of the date first written above.

LANDLORD:	UTAH STATE RETIREMENT INVESTMENT FUND, an independent agency of the State of Utah

	BY:	Wallace Realty Advisors, Ltd., A Texas limited partnership

		BY:	Wallace Realty Advisors I, Inc., A Texas corporation, its general partner

			By:	/s/ Robert J.Axley
			Name:	Robert J. Axley
			Title:	Chairman

			By:	/s/ John L. West
			Name:	John L. West
			Title:	President

TENANT:	TRINTECH TECHNOLOGIES, LIMITED, a limited liability company organized under the laws of the Republic of Ireland.

	By:	/s/ John Harte
		Name:	John Harte
			Title:	General Manager

Please Initial

Landlord	Tenant

4